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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------
                                SCHEDULE 14D-1
                            TENDER OFFER STATEMENT
      PURSUANT TO SECTION 14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                               ----------------
                     ELSAG BAILEY PROCESS AUTOMATION N.V.
                         ELSAG BAILEY FINANCING TRUST
                           (Name of Subject Company)

                               ----------------
                          ABB ASEA BROWN BOVERI LTD.
                    ABB TRANSPORTATION PARTICIPATIONS B.V.
                                   (Bidders)

                               ----------------
COMMON SHARES, PAR VALUE NLG1.00 PER SHARE, OF ELSAG BAILEY PROCESS AUTOMATION
                                     N.V.
   5 1/2% CONVERTIBLE TRUST ORIGINATED PREFERRED SECURITIES OF ELSAG BAILEY
                                FINANCING TRUST
                        (Title of Class of Securities)

                               ----------------
                            Common Shares:  N2925S101
                            Preferred Securities: 290205301
                                             290205103
                                             U28430202
                     (CUSIP Number of Class of Securities)

                               ----------------
                                BEAT HESS, ESQ.
                          ABB ASEA BROWN BOVERI LTD.
                              AFFOLTERNSTRASSE 44
                                 P.O. BOX 8131
                                CH-8050 ZURICH
                                  SWITZERLAND
           (Name, Address and Telephone Number of Person Authorized
          to Receive Notices and Communications on Behalf of Bidders)

                               ----------------
                                   COPY TO:

                              GREGORY PRYOR, ESQ.
                               WHITE & CASE LLP
                          1155 AVENUE OF THE AMERICAS
                           NEW YORK, NEW YORK 10036
                                (212) 819-8200

                           CALCULATION OF FILING FEE

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
TRANSACTION VALUATION*  AMOUNT OF FILING FEE**
----------------------------------------------
$1,498,983,253.30            $299,796.65
----------------------------------------------
----------------------------------------------

 * For purposes of calculating the filing fee only. This calculation assumes the purchase of 29,201,981 Common Shares at a price of U.S. $39.30 net per Common Share in cash and 5,740,000 Preferred Securities at a price of U.S.$61.21 net per Preferred Security in cash.
** The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals 1/50 of one percent of the aggregate of the cash offered.

[_]Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:                Filing Party:
Form or Registration No.:              Date Filed:

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

                                SCHEDULE 14D-1

CUSIP No. N2925S101
      290205301
      290205103
     U28430202

   1 NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
     ABB Asea Brown Boveri Ltd.
   2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [_]
     (b) [X]
   3 SEC USE ONLY
   4 SOURCE OF FUNDS
     WC; OO
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(a) or 2(b) [_]
   6 CITIZENSHIP OR PLACE OF ORGANIZATION
     Switzerland
   7 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*
     0*
   8 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES [_]
   9 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
     0.0%*
  10 TYPE OF REPORTING PERSON
     CO

--------
* On October 14, 1998, ABB Transportation Participations B.V., a corporation organized under the laws of The Netherlands (the "Purchaser"), a direct, wholly owned subsidiary of ABB Asea Brown Boveri Ltd., a corporation organized under the laws of Switzerland (the "Parent"), entered into a Shareholder's Agreement (the "Shareholder's Agreement") with Finmeccanica S.p.A., a corporation organized under the laws of Italy (the "Shareholder"), which Shareholder owns 17,813,527 common shares, par value NLG1.00 per share (the "Company Shares"), of Elsag Bailey Process Automation N.V., a corporation organized under the laws of The Netherlands (the "Company"), and 1,600,000 5 1/2% Convertible Trust Originated Preferred Securities of Elsag Bailey Financing Trust ("Preferred Securities") which are convertible into 2,492,212 Company Shares. Pursuant to such Shareholder's Agreement and subject to the terms and conditions contained therein, the Shareholder will validly tender and not withdraw all of its Company Shares and all of its Preferred Securities pursuant to and in accordance with the Terms of the Offer (as defined herein), in a timely manner for acceptance by the Purchaser in the Offer. The filing of this information by the Parent and the Purchaser shall not be construed as an admission that either the Parent or the Purchaser, for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, is the beneficial owner of such Company Shares or Preferred Securities and such persons expressly disclaim any beneficial ownership. The Shareholder's Agreement is described more fully in
  Section 11 of the Offer to Purchase attached hereto as Exhibit (a)(1).

                                SCHEDULE 14D-1

CUSIP No. N2925S101
    290205301
    290205103
    U28430202

   1 NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
     ABB Transportation Participations B.V.
   2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [_]
     (b) [X]
   3 SEC USE ONLY
   4 SOURCE OF FUNDS
     AF
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(a) or 2(b) [_]
   6 CITIZENSHIP OR PLACE OF ORGANIZATION
     The Netherlands
   7 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*
     0*
   8 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES [_]
   9 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
     0.0%*
  10 TYPE OF REPORTING PERSON
     CO

--------
* On October 14, 1998, ABB Transportation Participations B.V., a corporation organized under the laws of The Netherlands (the "Purchaser"), a direct, wholly owned subsidiary of ABB Asea Brown Boveri Ltd., a corporation organized under the laws of Switzerland (the "Parent"), entered into a Shareholder's Agreement (the "Shareholder's Agreement") with Finmeccanica S.p.A., a corporation organized under the laws of Italy (the "Shareholder"), which Shareholder owns 17,813,527 common shares, par value NLG1.00 per share (the "Company Shares"), of Elsag Bailey Process Automation N.V., a corporation organized under the laws of The Netherlands (the "Company"), and 1,600,000 5 1/2% Convertible Trust Originated Preferred Securities of Elsag Bailey Financing Trust ("Preferred Securities") which are convertible into 2,492,212 Company Shares. Pursuant to such Shareholder's Agreement and subject to the terms and conditions contained therein, the Shareholder will validly tender and not withdraw all of its Company Shares and all of its Preferred Securities pursuant to and in accordance with the Terms of the Offer (as defined herein), in a timely manner for acceptance by the Purchaser in the Offer. The filing of this information by the Parent and the Purchaser shall not be construed as an admission that either the Parent or the Purchaser, for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, is the beneficial owner of such Company Shares or Preferred Securities and such persons expressly disclaim any beneficial ownership. The Shareholder's Agreement is described more fully in
  Section 11 of the Offer to Purchase attached hereto as Exhibit (a)(1).

ITEM 1. SECURITY AND SUBJECT COMPANY.

  (a) This statement relates to the securities of Elsag Bailey Process Automation N.V., a company organized under the laws of The Netherlands (the "Company"), and of Elsag Bailey Financing Trust (the "Trust"). The principal executive offices of the Company are located at World Trade Center Schiphol Boulevard 157, 1118 BG Luchthaven Schiphol, The Netherlands. The principal executive offices of the Trust are located at Elsag Bailey, Inc., at 29801 Euclid Avenue, Wickliffe, Ohio 44092.

  (b) This statement relates to (i) the common shares, par value NLG 1.00 per share (the "Company Shares"), of the Company and (ii) the 5 1/2% Convertible Trust Originated Preferred Securities of the Trust (the "Preferred Securities", and together with the Company Shares, the "Shares"). The information regarding the number of Company Shares and Preferred Securities outstanding, the exact amount of Company Shares and Preferred Securities being sought and the consideration being offered therefor is set forth in the Introduction and Section 1 ("Terms of the Offer") of the Offer to Purchase annexed hereto as Exhibit (a)(1) and is incorporated herein by reference.

  (c) Information concerning the principal markets in which the Shares are traded and the sales prices for the Shares for each quarterly period during the past two years set forth in Section 6 ("Price Range of Shares; Dividends") of the Offer to Purchase is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND.

  (a)-(d), (g) ABB Transportation Participations B.V. (the "Purchaser") is a corporation organized under the laws of The Netherlands. ABB Asea Brown Boveri Ltd. (the "Parent") is a corporation organized under the laws of Switzerland. The information set forth in Section 8 ("Certain Information Concerning the Purchaser and the Parent") of the Offer to Purchase is incorporated herein by reference. The name, business addresses, present principal occupation or employment, material occupations, positions, offices or employment during the last five years and citizenship of the members of the Supervisory Board and the Management Board of the Purchaser and the members of the Board of Directors and Group Executive Committee of the Parent are set forth in
Schedule I to the Offer to Purchase and are incorporated herein by reference.

  (e), (f) During the last five years, none of the Purchaser, the Parent, and, to the best of their knowledge, none of the persons listed in Schedule I to the Offer to Purchase, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such law.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

  (a)-(b) The information set forth in the Introduction, Section 10 ("Background of the Offer; Contacts with the Company") and Section 11 ("Purpose of the Offer; Delisting and Deregistration of Company Shares; Plans for the Company; Certain Agreements") of the Offer to Purchase is incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

  (a)-(c) The information set forth in Section 9 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

  (a)-(g) The information set forth in the Introduction and Section 10 ("Background of the Offer; Contacts with the Company"), Section 11 ("Purpose of the Offer; Delisting and Deregistration of Company Shares; Plans for the Company; Certain Agreements"), Section 12 ("Dividends and Distributions") and
Section 13 ("Effect of the Offer on the Market for Shares; Exchange Listing and Exchange Act Registration") of the Offer to Purchase is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

  (a)-(b) The information set forth in the Introduction, Section 8 ("Certain Information Concerning the Purchaser and the Parent") and Section 10 ("Background of the Offer; Contacts with the Company") and Schedule I of the Offer to Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

  The information set forth in the Introduction, Section 9 ("Source and Amount of Funds"), Section 10 ("Background of the Offer; Contacts with the Company"),
Section 11 ("Purpose of the Offer; Delisting and Deregistration of Company Shares; Plans for the Company; Certain Agreements") and Section 15 ("Certain Legal Matters; Regulatory Approvals") of the Offer to Purchase is incorporated herein by reference.

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

  The information set forth in Section 16 ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

  The information set forth in Section 8 ("Certain Information Concerning the Purchaser and the Parent") of the Offer to Purchase is incorporated herein by reference.

ITEM 10.  ADDITIONAL INFORMATION.

  (a) The information set forth in Section 11 ("Purpose of the Offer; Delisting and Deregistration of Company Shares; Plans for the Company; Certain Agreements") of the Offer to Purchase is incorporated herein by reference.

  (b)-(c) The information set forth in Section 15 ("Certain Legal Matters; Regulatory Approvals") of the Offer to Purchase is incorporated herein by reference.

  (d) The information set forth in Section 13 ("Effect of the Offer on the Market for Shares; Exchange Listing and Exchange Act Registration") of the Offer to Purchase is incorporated herein by reference.

  (e) Not applicable.

  (f) The information set forth in the entire text of each of the Offer to Purchase and the Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively, is incorporated herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

 EXHIBIT NUMBER DESCRIPTION
 -------------- -----------
 Exhibit (a)(1) Offer to Purchase.
 Exhibit (a)(2) Letter of Transmittal.
 Exhibit (a)(3) Form of letter to brokers, dealers, commercial banks, trust companies and other nominees.
 Exhibit (a)(4) Form of letter to be used by brokers, dealers, commercial banks, trust companies and nominees to their clients.
 Exhibit (a)(5) Press Release, dated October 14, 1998.
 Exhibit (a)(6) Form of newspaper advertisement, dated October 20, 1998.
 Exhibit (a)(7) Notice of Guaranteed Delivery.
 Exhibit (a)(8) Guidelines for Substitute Form W-9.
 Exhibit (c)(1) Shareholder's Agreement, dated as of October 14, 1998, by and between ABB Transportation Participations B.V. and
                 Finmeccanica S.p.A.
 Exhibit (c)(2) Acquisition Agreement, dated as of October 14, 1998, by and between Elsag Bailey Process Automation N.V. and ABB
                 Transportation Participations B.V.
 Exhibit (c)(3) Confidentiality Agreement, dated July 2, 1998, between Elsag
                 Bailey Process Automation N.V. and ABB Asea Brown Boveri Ltd.
 Exhibit (g)(1) Annual Report of ABB Group for fiscal year ended December 31,
                 1997.
 Exhibit (g)(2) Evidence of authority of Mats Sacklen and Eric Elzvik to sign this Schedule 14D-1 on behalf of ABB Asea Brown Boveri Ltd.

                                   SIGNATURE

  AFTER DUE INQUIRY AND TO THE BEST OF MY KNOWLEDGE AND BELIEF, I CERTIFY THAT THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE AND CORRECT.

Dated: October 20, 1998                   ABB ASEA BROWN BOVERI LTD.

                                              /s/ Mats Sacklen
                                          By: _________________________________
                                              NAME: MATS SACKLEN
                                              TITLE: VICE PRESIDENT

                                              /s/ Eric Elzvik
                                          By: _________________________________
                                              NAME: ERIC ELZVIK
                                              TITLE: VICE PRESIDENT

Dated: October 20, 1998                   ABB TRANSPORTATION PARTICIPATIONS
                                          B.V.

                                              /s/ J.A. De Raad
                                          By: _________________________________
                                              NAME: J.A. DE RAAD
                                              TITLE: MANAGING DIRECTOR

                                              /s/ Brian Norman van Reijn
                                          By: _________________________________
                                              NAME: BRIAN NORMAN VAN REIJN
                                              TITLE: MANAGING DIRECTOR